August 16, 2006

Thomas Jones
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
Washington, D.C. 20549

         Re:      Tech Laboratories, Inc.
                  Preliminary Proxy Materials
                  Filed on July 21, 2006
                  File No. 0-30172


Dear Mr. Jones:

     We represent Tech Laboratories, Inc. (the "Company"). We are in receipt of your letter dated July 21, 2006 regarding the above referenced filing and the following are our responses:

Reasons for Increase, page 4
----------------------------

1. We note the first full sentence on page 4 of the proxy. Please expand the disclosure to discuss the December 2005 transaction.

     Answer:   Please be advised that the proxy statement has been revised to expand the disclosure regarding the December 2005 financing transaction.

2. Please discuss the factors considered in determining to increase the authorized number of shares of common stock to 3 billion. For example, discuss whether you need additional shares for the issuance of common shares from the conversion of notes other than the December 2005 transaction.

     Answer:   Please be advised that the proxy statement has been revised to include a discussion of all of the Company's other convertible notes outstanding for which the increase in authorized shares of common stock is necessary.

3. We note the reference in the first paragraph of this section to acquisitions. Please clarify whether you have any plans, agreements or understandings to issue stock concerning such acquisitions. We note your November 14, 2005 press release about the letter of intent to acquire World Rental and Sales, LLC. Also, please clarify the status of your plans to acquire World Rentals.

     Answer:   Please be advised that the proxy statement has been revised to clarify that the letter of intent between the Company and World Rentals was terminated and all negotiations between the parties has ceased as of December 2005. The proxy statement has been further revised to clarify that the Company does not currently have any plans, agreements or understandings to issue stock related to any acquisitions.




Please call me with any questions regarding this matter.

Very truly yours,

ANSLOW & JACLIN, LLP


BY: /s/ Gregg E. Jaclin
        -----------------
        GREGG E. JACLIN

GEJ